

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

Christine Silverstein
Chief Financial Officer
Abeona Therapeutics Inc
1330 Avenue of the Americas, 33rd Floor
New York, NY 10019

   Re: Abeona Therapeutics Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed March 18, 2019
    File No. 001-15771

Dear Ms. Silverstein:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Healthcare & Insurance